CANARY WHARF

GROUP PLC

82-4997

04035523

JRG/AM/2918
06 July 2004

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Ladies and Gentlemen

Canary Wharf Group plc – Submission Pursuant to Rule 12g3-2(b) under The Securities Exchange Act of 1934 ('Exchange Act')

We furnish herewith a supplement to our initial submission pursuant to Rule 12g3-2(b) of the Exchange Act, submitted to the Securities and Exchange Commission (the 'SEC') on August 11, 1999 consisting of notification of documents lodged with the UKLA, notifications of major interests in shares, directorate changes, and offer update.

The information and documents furnished pursuant to Rule 12g3-2(b) of the Exchange Act shall not be deemed to be filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Any questions with regard to the enclosed submission may be addressed to the undersigned at 011-44-20-7418-2312.

Yours sincerely

7/16

J R Garwood
Group Company Secretary

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Canary Wharf Group - Doc re. Response Document

RNS Number:2289Y
Canary Wharf Group PLC
30 April 2004

Doc. Re. Circular to Shareholders

Canary Wharf Group plc

Documents lodged with the UK Listing Authority

Pursuant to paragraphs 9.31 and 9.32 of the Listing Rules, Canary Wharf Group plc (the "Company") confirms that two copies of the Response Document to the Revised Offer made on behalf of CWG Acquisition Limited for the Company have been submitted to the UK Listing Authority.

The document will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority

25 The North Colonnade

Canary Wharf

London E14 5HS

Tel: (020) 7066 1000

Dated: 30 April 2004

Contact for queries:

Anna Marie Holland Tel No: 020 7537 5396

Company official making announcement:

Anna Marie Holland, Assistant Company Secretary, Canary Wharf Group plc

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Canary Wharf Group - Holding(s) in Company

RNS Number:9824Y
Canary Wharf Group PLC
21 May 2004

NOTIFICATIONS OF MAJOR INTERESTS IN SHARES

On 20 May 2004 pursuant to Section 198 of the Companies Act 1985, Canary Wharf Group plc ('the Company') was notified that, as at close of business on 17 May 2004, UBS Investment Bank ("UBS-IB"), a business group of UBS AG, had an interest in 41,332,932 ordinary shares of the Company (representing 7.065%* of the Company's issued share capital).

On 21 May 2004 the Company was notified that as at 20 May 2004, Cater Allen International Limited ("CAIL") had an interest in 30,454,473 ordinary shares of the Company (representing 5.20%* of the Company's issued share capital). It was further noted that the CAIL holding had arisen from a securities financing position equating to 16,497,511 ordinary shares in the Company (2.81%*) and from stock loan transactions equating to 13,956,962 ordinary shares in the Company (2.39%*). All CAIL transactions were carried out under the relevant approved documentation as a principal trading member of the London Stock Exchange.

Note:

*As at 17 and 20 May 2004, the Company had an issued share capital of 585,008,225.

Dated:

21 May 2004

Contact for queries:

Anna Marie Holland
020 7537 5396

Company official making announcement:

Anna Marie Holland, Assistant Company Secretary, Canary Wharf Group plc

END

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Canary Wharf Group - Director Shareholding

RNS Number:9828Y
Canary Wharf Group PLC
21 May 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
CANARY WHARF GROUP plc

2. Name of director(s)
George Iacobescu

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
As above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
As above

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Exercise of an executive share option granted on 3 March 1998 at an exercise price of 65.82p (as adjusted to reflect the payment of the special dividend in November 2002).

7. Number of shares / amount of stock acquired
881,722 ordinary shares of 1p

8. Percentage of issued class£
0.1507%

9. Number of shares/amount of stock disposed
N/A

10. Percentage of issued class
N/A

11. Class of security
Ordinary shares of 1 pence each

12. Price per share
Exercise price of 65.82 pence

13. Date of transaction
20 May 2004

14. Date company informed
20 May 2004

15. Total holding following this notification
1,688,668*

16. Total percentage holding of issued class following this notification
0.2887% £*

If a director has been granted options by the company please complete the following boxes. N/A

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information
£ Based on issued share capital of 585,008,225 shares of 1pence each

* Included in the above figure is 527 ordinary shares of 1p each held by Mr Iacobescu's spouse

24. Name of contact and telephone number for queries
Anna Marie Holland - 020 7537 5396

25. Name and signature of authorised company official responsible for making this notification
Anna Marie Holland

Assistant Company Secretary

Date of Notification
21 May 2004

END

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Canary Wharf Group - Offer Update

RNS Number:0085Z
Canary Wharf Group PLC
24 May 2004

OFFER UPDATE

The Independent Committee of Canary Wharf Group plc (the "Company") is pleased that the recommended offer for the Company by Songbird Acquisition Limited ("Songbird") has been declared unconditional in all respects. The offer for the Company by CWG Acquisition Limited ("CWGA") has lapsed.

The Songbird offer has been extended until 4 June 2004. Even if the offer is further extended, shareholders should note that the Mix and Match Election is due to close on 4 June 2004. Shareholders wishing to receive consideration under the Songbird offer entirely in cash, or who wish to make any alternative election under the Mix and Match Election, should therefore accept the offer, and make the appropriate election, prior to 4 June 2004.

Shareholders who accepted the CWGA offer and hold their shares in certificated form should contact CWGA as soon as possible for the return of their share certificates if they wish to accept the Songbird offer. Shareholders who accepted the CWGA offer and hold their shares in CREST are able to accept the Songbird offer now since CWGA is obliged to transfer such shares to their respective CREST accounts.

Sir Martin Jacomb, Chairman of the Independent Committee, commented, "I am pleased that the protracted offer process has been concluded successfully for shareholders. I would like to thank all the staff at Canary Wharf for their continued dedication throughout this process. "

Enquiries

Lazard Tel: 020 7187 2
(Financial adviser to the Independent Committee of Canary Wharf)
William Rucker
Maxwell James

Cazenove Tel: 020 7588 2
(Financial adviser to the Independent Committee of Canary Wharf and joint broker to Canary Wharf)
Duncan Hunter
Richard Cotton

CSFB Tel: 020 7888 8
(Joint broker to Canary Wharf)
George Maddison
Richard Crawley

Brunswick Tel: 020 7404 5
(Public relations adviser to Canary Wharf)
James Bradley
Fiona Laffan

Lazard & Co., Limited ("Lazard") is acting for the Independent Committee of

not be responsible to anyone other than the Independent Committee of Canary Wharf for providing the protections afforded to clients of Lazard nor for providing advice in connection with offers for Canary Wharf.

Cazenove & Co. Ltd ("Cazenove") is acting for the Independent Committee of Canary Wharf and no one else in connection with offers for Canary Wharf and will not be responsible to anyone other than the Independent Committee of Canary Wharf for providing the protections afforded to clients of Cazenove nor for providing advice in connection with offers for Canary Wharf.

Credit Suisse First Boston (Europe) Limited ("CSFB") is acting for the Independent Committee of Canary Wharf and no one else in connection with offers for Canary Wharf and will not be responsible to anyone other than the Independent Committee of Canary Wharf for providing the protections afforded to clients of CSFB nor for providing advice in connection with offers for Canary Wharf.

END

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Canary Wharf Group - Holding(s) in Company

RNS Number:1953Z
Canary Wharf Group PLC
28 May 2004

NOTIFICATION OF MAJOR INTEREST IN SHARES

Pursuant to Section 198 of the Companies Act 1985 (the "Act"), Canary Wharf Group plc ("the Company") was notified on 26 May 2004 that between 24 May and 26 May 2004 Trilon International, Inc. ("Trilon") became interested in a further 19,349,841 ordinary shares of the Company. As a result of these transactions, as at 26 May 2004, Trilon and Brascan Corporation are interested, for the purposes of the Act, in 73,148,295 ordinary shares of the Company (representing 12.5%*).

Note:

*As at 26 May 2004, the Company had an issued share capital of 585,008,225.

Dated:

28 May 2004

Contact for queries:

Anna Marie Holland

020 7537 5396

Company official making announcement:

Anna Marie Holland, Assistant Company Secretary, Canary Wharf Group plc

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Canary Wharf Group - Holding(s) in Company

RNS Number:1963Z
Canary Wharf Group PLC
28 May 2004

NOTIFICATION OF MAJOR INTEREST IN SHARES

On 25 May 2004 pursuant to Section 198 of the Companies Act 1985, Canary Wharf Group plc ('the Company') was notified that, as at 24 May 2004, Cater Allen International Limited had an interest in 17,874,473 ordinary shares of the Company (representing 3.05%* of the Company's issued share capital).

It was further noted that the holding had arisen from a securities financing position equating to 16,497,511 ordinary shares in the Company (2.81%*) and from stock loan transactions equating to 1,376,962 ordinary shares in the Company (0.24%*). All transactions were carried out under the relevant approved documentation as a principal trading member of the London Stock Exchange.

Note:

*As at 24 May 2004, the Company had an issued share capital of 585,008,225.

Dated:

28 May 2004

Contact for queries:

Anna Marie Holland

020 7537 5396

Company official making announcement:

Anna Marie Holland, Assistant Company Secretary, Canary Wharf Group plc

END
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Canary Wharf Group - Directorate Change

RNS Number:2275Z
Canary Wharf Group PLC
28 May 2004

CANARY WHARF GROUP PLC

Canary Wharf Group plc (the "Company") announces that Mr Paul Reichmann has today resigned as a Director of the Company with immediate effect.

Dated:

28 May 2004

Company official making announcement:

Anna Marie Holland, Assistant Company Secretary, Canary Wharf Group plc

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Financial Press Release

Canary Wharf Group - Holding(s) in Company

RNS Number:2877Z
Canary Wharf Group PLC
01 June 2004

NOTIFICATION OF MAJOR INTEREST IN SHARES

On 28 May 2004 pursuant to Section 198 of the Companies Act 1985, Canary Wharf Group plc ('the Company') was notified that, as at close of business on 26 May 2004, UBS Investment Bank ("UBS-IB") had an interest in 53,523,461 ordinary shares of the Company (representing 9.15%* of the Company's issued share capital).

It was further notified that the interests are held by UBS-IB as beneficial owner in the ordinary course of its trading activities and include 53,149,678 ordinary shares in the Company (9.09%*) held for hedging purposes in relation to contracts for difference entered into with clients.

Note:

*As at 26 May 2004, the Company had an issued share capital of 585,008,225.

Dated: 1 June 2004

Contact for queries: Anna Marie Holland

020 7537 5396

Company official making announcement:

Anna Marie Holland, Assistant Company Secretary, Canary Wharf Group plc

END

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Canary Wharf Group - Holding(s) in Company

RNS Number:3277Z
Canary Wharf Group PLC
02 June 2004

NOTIFICATIONS OF MAJOR INTERESTS IN SHARES

On 2 June 2004 pursuant to Sections 198-202 of the Companies Act 1985 ('the Act), Canary Wharf Group plc ('the Company') was notified that:

1. on 28 May 2004, LMR Trust (the "Trust) and its wholly owned subsidiaries, R F Holdings Limited and Canary Investments S.a.r.l. (the "Subsidiaries"), ceased to be interested in 8,000,000 ordinary shares of the Company. Immediately following this transaction, the Trust and the Subsidiaries had a notifiable interest in 43,915,085 ordinary shares of the Company (representing 7.51%* of the Company's issued share capital). 25,000,000 of these shares (representing 4.27%* of the Company's issued share capital) is such an interest as is mentioned in section 208(5) of the Act.

   It was further notified that the Trust remained interested, through its wholly owned subsidiary IPC Advisors Limited, in warrants to subscribe for 42,950,679 (subject to adjustment) ordinary shares of 1p each in the capital of the Company.

2. Scottish Widows Investment Management Ltd, known as Scottish Widows Investment Partnership Ltd, no longer had a notifiable interest in the ordinary shares of the Company.

Note:

*As at 28 May and 2 June 2004, the Company had an issued share capital of 585,008,225.

Dated:

2 June 2004

Company official making announcement:

Anna Marie Holland, Assistant Company Secretary, Canary Wharf Group plc

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Canary Wharf Group - Directorate Change

RNS Number:3413Z
Canary Wharf Group PLC
02 June 2004

CANARY WHARF GROUP PLC

Canary Wharf Group plc (the "Company") announces that the following Non-Executive Directors have today resigned as directors of the Company with immediate effect:

Sir John Carter

Christopher Jonas

Michael Price

Gerald Rothman

Robert Speirs

Andrew Tisch

It is further announced that, also with immediate effect, four new directors have been appointed to the Board of the Company as follows:

John Anthony Carrafiell

Shmuel David Levinson

Alexander Heini Philip Midgen

Stephane Theuriau

Dated:

2 June 2004

Company Official making Announcement:

Anna Marie Holland, Assistant Company Secretary, Canary Wharf Group plc

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Financial Press Release

Canary Wharf Group - Holding(s) in Company

RNS Number:5398Z
Canary Wharf Group PLC
08 June 2004

NOTIFICATIONS OF MAJOR INTERESTS IN SHARES

On 8 June 2004 pursuant to Sections 198-202 of the Companies Act 1985 ('the Act), Canary Wharf Group plc ('the Company') was notified that:

1. on 2 June 2004, LMR Trust (the "Trust) and its wholly owned subsidiaries, R F Holdings Limited and Canary Investments S.a.r.l. (the "Subsidiaries"), ceased to be interested in 5,915,085 ordinary shares of the Company. Immediately following this transaction, the Trust and the Subsidiaries had a notifiable interest in 38,000,000 ordinary shares of the Company (representing 6.50%* of the Company's issued share capital). 25,000,000 of these shares (representing 4.27%* of the Company's issued share capital) is such an interest as is mentioned in section 208(5) of the Act.

   It was further notified that the Trust remained interested, through its wholly owned subsidiary IPC Advisors Limited, in warrants to subscribe for 42,950,679 (subject to adjustment) ordinary shares of 1p each in the capital of the Company.

2. following a sale of 25,000,000 ordinary shares of the Company on 7 June 2004 by Dresdner Bank AG ("Dresdner"), Allianz AG and its subsidiaries (being Dresdner and Allianz Finanzbeteiligungs GmbH) no longer had a disclosable material interest in the ordinary shares of the Company.

Note:

*As at 2 and 7 June 2004, the Company had an issued share capital of 585,008,225.

Dated:

8 June 2004

Company official making announcement:

Anna Marie Holland, Assistant Company Secretary, Canary Wharf Group plc

END

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Canary Wharf Group - Holding(s) in Company

RNS Number:5712Z
Canary Wharf Group PLC
09 June 2004

NOTIFICATIONS OF MAJOR INTERESTS IN SHARES

On 8 June 2004 pursuant to Sections 198-202 of the Companies Act 1985 ('the Act), Canary Wharf Group plc ('the Company') was notified that:

1. as at the date of the notification, LMR Trust (the "Trust) and its wholly owned subsidiaries, R F Holdings Limited and Canary Investments S.a.r.l. (the "Subsidiaries"), ceased to be interested in 38,000,000 ordinary shares of the Company. Immediately following this transaction, the Trust and the Subsidiaries no longer had a notifiable interest in any ordinary shares of 1 pence each in the Company.

   It was further notified that the Trust remained interested, through its wholly owned subsidiary IPC Advisors Limited, in warrants to subscribe for 42,950,679 (subject to adjustment) ordinary shares of 1 pence each in the capital of the Company.

2. on 4 June 2004, CWG Holdings (Bermuda) Limited ("CHBL") acquired a further 8,409,671 ordinary shares of 1 pence each in the Company and acquired rights over an additional 38,000,000 shares. Following these transactions, Trilon International, Inc., CHBL and Brascan Corporation are interested in 154,883,540 ordinary shares of the Company (representing 26.475%* of the Company's issued share capital).

Note:

*As at 4 and 8 June 2004, the Company had an issued share capital of 585,008,225.

Dated:

9 June 2004

Company official making announcement:

Anna Marie Holland, Assistant Company Secretary, Canary Wharf Group plc

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Financial Press Release

Canary Wharf Group - Major Interest in Shares

RNS Number:7977Z
Canary Wharf Group PLC
15 June 2004

NOTIFICATION OF MAJOR INTEREST IN SHARES

On 14 June 2004 pursuant to Section 198 of the Companies Act 1985, Canary Wharf Group plc ('the Company') was notified that, as at close of business on 11 June 2004, UBS Investment Bank ('UBS-IB') had an interest in 23,588,914 shares of the Company (representing 4.03% of the Company's issued share capital).

It was further notified that these interests are held by UBS-IB as beneficial owner in the ordinary course of its trading activities and are held for hedging purposes in relation to contracts for difference entered into with clients.

Note:

*As at 14 June 2004, the Company had an issued share capital of 585,008,225.

Dated:	15 June 2004
Contact for queries:	John Garwood 020 7418 2312

Company official making announcement:

John Garwood, Group Company Secretary,
Canary Wharf Group plc

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Canary Wharf Group - Major Interest in Shares

RNS Number:8412Z
Canary Wharf Group PLC
16 June 2004

NOTIFICATION OF MAJOR INTEREST IN SHARES

On 16 June 2004 pursuant to Section 198 of the Companies Act 1985, Canary Wharf Group plc ('the Company') was notified that, as at close of business on 14 June 2004, UBS Investment Bank ('UBS-IB') had an interest in 7,230,872 ordinary shares of the Company (representing 1.24% of the Company's issued ordinary share capital).

It was further notified that 7,185,353 (1.23%) of these ordinary shares are held by UBS-IB as beneficial owner in the ordinary course of its trading activities and are held for hedging purposes in relation to contracts for difference entered into with clients.

Note:

*As at 16 June 2004, the Company had an issued share capital of 585,008,225.

Dated: 16 June 2004

Contact for queries: John Garwood
020 7418 2312

Company official making announcement:
John Garwood, Group Company Secretary, Canary Wharf Group plc

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Canary Wharf Group - Major Interest in Shares

RNS Number:8926Z
Canary Wharf Group PLC
17 June 2004

NOTIFICATION OF MAJOR INTEREST IN SHARES

On 16 June 2004 pursuant to Section 198 of the Companies Act 1985, Canary Wharf Group plc ('the Company') was notified that, as at close of business on 15 June 2004, Stichting Pensioenfonds ABP had an interest in 173,370 shares of the Company (representing 0.030% of the Company's issued share capital).

Note:

*As at 16 June 2004, the Company had an issued share capital of 585,008,225.

Dated:	17 June 2004
Contact for queries	John Garwood 020 7418 2312

Company official making announcement:
John Garwood, Group Company Secretary, Canary Wharf Group plc

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Canary Wharf Group - Major Interest in Shares

RNS Number:9255Z
Canary Wharf Group PLC
18 June 2004

NOTIFICATION OF MAJOR INTEREST IN SHARES

On 17 June 2004 pursuant to Section 198 of the Companies Act 1985 ('the Act'), Canary Wharf Group plc ('the Company') was notified that following an acquisition from Trilon International Inc on 15 June 2004, as at close of business on 15 June 2004, Ontario Teachers' Pension Plan Board ('OTPPB') had an interest in 50,369,375 ordinary shares of the Company (representing 8.61% of the Company's issued ordinary share capital).

On 17 June 2004 pursuant to the Act, the Company was also notified that, as at close of business on 15 June 2004, Trilon International, Inc. ('TII') had ceased to be interested in 50,369,375 ordinary shares of the Company (representing 8.61% of the Company's issued ordinary share capital). Trilon International, Inc. continues to be the registered and beneficial holder of 3,429,079 ordinary shares of one pence each comprised in the relevant share capital (as defined in section 198(2) of the Act) of the Company for its own account (the 'Existing TII Shares'). TII is also the registered holder of 101,085,086 ordinary shares comprised in the relevant share capital of the Company for the account of, and which are beneficially owned by CWG Holdings (Bermuda) Limited (CHBL) (the 'Existing CHBL Shares'). Accordingly, taking the Existing TII Shares and the Existing CHBL Shares together, TII, CHBL and Brascan Corporation are interested, for the purposes of the Act, in 104, 514,165 ordinary shares of the Company representing 17.81% of the Company's issued ordinary share capital.

Note:

*As at 17 June 2004, the Company had an issued share capital of 585,008,225.

Dated: 18 June 2004

Contact for queries: John Garwood
020 7418 2312

Company official making announcement:
John Garwood, Group Company Secretary, Canary Wharf Group plc

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Financial Press Release

Canary Wharf Group - Major Interest in Shares

RNS Number:9790Z
Canary Wharf Group PLC
21 June 2004

NOTIFICATION OF MAJOR INTEREST IN SHARES

On 21 June 2004 pursuant to Section 198 of the Companies Act 1985, Canary Wharf Group plc ('the Company') was notified that, as at close of business on 16 June 2004, Cater Allen International Limited no longer had an interest in the shares of the Company.

Note:

*As at 21 June 2004, the Company had an issued share capital of 585,008,225.

Dated:	21 June 2004
Contact for queries:	John Garwood 020 7418 2312

Company official making announcement:
John Garwood, Group Company Secretary, Canary Wharf Group plc

END
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